Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268603

PROSPECTUS SUPPLEMENT NO. 8

(to Prospectus dated March 29, 2024)

Scilex Holding Company

Up to 71,459,469 Shares of Common Stock

Up to 11,003,988 Shares of Common Stock Issuable Upon the Exercise of Warrants

Up to 5,490,617 Warrants

This prospectus supplement supplements the prospectus dated March 29, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-268603) for which Post-Effective Amendment No. 2 was filed with the Securities and Exchange Commission on March 27, 2024 and declared effective by the Securities and Exchange Commission on March 29, 2024. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 18, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 11,003,988 shares of our common stock, par value $0.0001 per share (“Common Stock”), issuable upon the exercise of (i) 4,104,000 private placement warrants (the “Private Warrant Shares”) originally sold in a private placement at a price of $0.75 per warrant in connection with the initial public offering of Vickers Vantage Corp. I (“Vickers”) (and a portion of which were subsequently transferred to Sorrento Therapeutics, Inc. (“Sorrento”) at no cost in connection with the Business Combination (as defined below)) (the “Private Warrants”) and (ii) 6,899,988 public warrants (the “Public Warrant Shares”) originally sold to the public investors in connection with the initial public offering of units of Vickers (the “Public Warrants” and together with the Private Warrants, the “Warrants”) at a price of $10.00 per unit, with each unit consisting of one ordinary share of Vickers and one-half of one warrant to purchase one ordinary share of Vickers. As previously disclosed in prospectus supplement no. 16 to the Prospectus, filed with the Securities and Exchange Commission on October 6, 2023, Sorrento subsequently sold (a) 60,068,585 shares of Common Stock; (b) 29,057,097 shares of Series A Preferred Stock; and (c) warrants exercisable for 4,490,617 shares of Common Stock, in each case to us by delivery of such purchased securities to SCLX Stock Acquisition JV LLC, a Texas limited liability company (“SCLX JV”) and our indirect wholly-owned subsidiary, of which warrants exercisable for 4,000,000 shares of Common Stock were subsequently transferred by SCLX JV to Oramed Pharmaceuticals, Inc., a Delaware corporation (“Oramed”).

Each Warrant entitles the holder thereof to purchase one share of our Common Stock at a price of $11.50 per share. We will not receive the proceeds from the resale of the Private Warrant Shares or the Public Warrant Shares hereunder; however, we will receive the proceeds from any exercise of the Private Warrants and the Public Warrants.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by:

(a) the selling stockholders named in this prospectus (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Stockholders”) of up to an aggregate of 71,459,469 shares (the “Resale Shares”) of our Common Stock, consisting of:

(i) up to 3,983,057 shares of Common Stock (the “Sponsor Shares”) held by Vickers Venture Fund VI Pte Ltd, Vickers Venture Fund VI (Plan) Pte Ltd, Pei Wei Woo, Suneel Kaji and Steve Myint (collectively, the “Sponsors”), comprised of 3,450,000 shares that were issued on November 9, 2022 upon conversion of the same number of our former ordinary shares (initially acquired by the Sponsors prior to the initial public offering of units of Vickers Vantage Corp. I at a purchase price of $0.007 per ordinary share) in connection with the Domestication and the Business Combination (each as defined below) and 533,057 shares that were also issued on November 9, 2022 upon the contribution of certain indebtedness by Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd at a contribution value of $10.00 per share, in connection with the Business Combination pursuant to a debt contribution agreement;

(ii) up to 61,985,795 shares of Common Stock (the “Merger Shares”) issued to Sorrento on November 10, 2022 in connection with the Business Combination at an equity consideration value of $10.00 per share, of which 60,068,585 are now held by SCLX JV;

(iii) up to 4,104,000 Private Warrant Shares issuable to certain Selling Securityholders upon the exercise of the Private Warrants at an exercise price of $11.50 per share; and

(iv) up to 1,386,617 Public Warrant Shares issuable to certain Selling Securityholders upon the exercise of the Public Warrants at an exercise price of $11.50 per share; and

(b) the selling warrantholders named in this prospectus (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Warrantholders” and, together with the Selling Stockholders, the “Selling Securityholders”) of up to 4,104,000 Private Warrants (which were originally issued at a price of $0.75 per Private Warrant, of which 3,104,000 were transferred from the Sponsors to Sorrento at no cost in connection with the Business Combination), and 1,386,617 Public Warrants (which were acquired by Sorrento in open-market purchases at a weighted average purchase price of $0.3078 per Public Warrant). Sorrento subsequently transferred 4,490,617 warrants held by it to SCLX JV, of which 4,000,000 warrants were subsequently transferred by SCLX JV to Oramed.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SCLX”. On September 17, 2024, the last reported sales price per share of our Common Stock was $1.04. Our Public Warrants are listed on the Nasdaq Capital Market under the symbol “SCLXW.” On September 17, 2024, the closing sale price per warrant of our Public Warrants was $0.30.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 14 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 18, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 8-K
_______________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 18, 2024 (September 17, 2024)

_______________________

SCILEX HOLDING COMPANY
(Exact name of registrant as specified in its charter)
_______________________

Delaware (State or other jurisdiction of incorporation)	001-39852 (Commission File Number)	92-1062542 (IRS Employer Identification No.)

960 San Antonio Road, Palo Alto, California, 94303
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 516-4310

N/A
(Former name or former address, if changed since last report)

_______________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SCLX	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50 per share	SCLXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01. Entry into a Material Definitive Agreement.

As previously announced by Scilex Holding Company (“the Company”), on June 11, 2024, the Company entered into that certain Commitment Side Letter (the “Commitment Letter”) with FSF 33433 LLC (“Lender”), pursuant to which Lender committed to provide the Company a loan in the aggregate principal amount of $100 million, subject to the terms and conditions contained in the Commitment Letter and to the terms to be agreed in the definitive documents to be entered into by the Company and Lender. Pursuant to the Commitment Letter, Lender provided to the Company a non-refundable deposit (the “Deposit”) in immediately available funds in the aggregate principal amount of $10 million.

On September 17, 2024, the Company entered into a Satisfaction Agreement (the “Satisfaction Agreement”) with Lender and Endeavor Distribution LLC, a Delaware limited liability company and affiliate of Lender (“Endeavor”), pursuant to which the remaining obligations in respect of the Deposit shall be fully satisfied by the Company’s delivery of 28,000 cartons of ZTlido to Endeavor (the “Additional Product”), which delivery shall occur no later than December 31, 2024. Upon satisfaction of such remaining obligations, the Commitment Letter shall be terminated and of no further force or effect and neither Lender nor the Company shall have any further liability or obligations thereunder. In consideration of Endeavor assuming the payment obligation of the Company in respect of the Deposit, Endeavor will not be responsible for making any payment to the Company for (i) the product already delivered as of the date of such agreement and (ii) the Additional Product. Pursuant to the terms of the Satisfaction Agreement, if the Company fails to fully deliver the Additional Product by December 31, 2024, the Company shall be liable to Endeavor for liquidated damages in the amount of $20,000,000.

The foregoing description of the Satisfaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Satisfaction Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 hereto, and is incorporated herein by reference.

Item 1.02. Termination of a Material Definitive Agreement.

The information provided in Item 1.01 regarding the termination of the Commitment Letter is hereby incorporated by reference.

Item 7.01. Regulation FD Disclosure.

On September 18, 2024, Scilex issued a press release announcing the signing of the Satisfaction Agreement with Lender and Endeavor. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Item 7.01 and Exhibit 99.1 furnished as part of Item 9.01 of this Current Report on Form 8-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference to such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

10.1	Satisfaction Agreement, dated as of September 17, 2024, by and among Endeavor Distribution LLC, FSF 33433 LLC and Scilex Holding Company.
99.1	Press Release, dated September 18, 2024.

2

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCILEX HOLDING COMPANY

	By:	/s/ Jaisim Shah
	Name:	Jaisim Shah
Date: September 18, 2024	Title:	Chief Executive Officer and President

4

SATISFACTION AGREEMENT

This Satisfaction Agreement (the “Agreement”) is made and entered into to be effective as of September 17, 2024, by and between FSF 33433 LLC, a Delaware limited liability company (the “Depositor”), Endeavor Distribution LLC, a Delaware limited liability company (“Endeavor”), and Scilex Holding Company, a Delaware corporation, (the “Company”).

RECITALS

WHEREAS, Depositor provided a deposit to Company, evidenced by that certain Commitment Side Letter, dated June 11, 2024 (the “Commitment Side Letter”), by and between the Company and the Depositor, in the principal amount of Ten Million Dollars ($10,000,000.00) (the “Deposit”);

WHEREAS, Endeavor is a third-party distribution company that has already acquired certain amounts of ZTlido (the “Product”) from Company for distribution purposes, pursuant to the Distribution Agreement (as defined below);

WHEREAS, Endeavor and Company have entered into that certain distribution agreement, date as of June 8, 2024 (the “Distribution Agreement”), under which Endeavor sells and distributes, among other items, the Product to third parties pursuant to the terms thereof; and

WHEREAS, Endeavor desires to assume certain Company obligations arising under the Commitment Side Letter;

WHEREAS, accordingly, Depositor, Company, and Endeavor desire to memorialize the terms by which the Deposit shall be satisfied (in full) through the delivery of Product by the Company to Endeavor and Endeavor’s undertaking of the payment obligations to the Depositor as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises herein contained, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1
SATISFACTION.
1.1
Amount to be Satisfied. The remaining obligations in respect of the Deposit shall be fully satisfied by Company’s delivery of twenty-eight thousand (28,000) cartons of the Product, to Endeavor, which delivery shall occur no later than December 31, 2024. Upon satisfaction of such remaining obligations, the Commitment Side Letter is hereby terminated and of no further force or effect and neither Depositor nor the Company shall have any further liability or obligations thereunder. For the avoidance of doubt, as of the date of this Agreement, the Depositor has no further obligations under the Commitment Side Letter.
1.2
No Payment Obligation. In consideration of Endeavor assuming that certain Deposit payment obligation of the Company to Depositor, Endeavor shall not be responsible for making any payment to the Company for (i) the Product already delivered as of the date of this Agreement, and (ii) the twenty- eight thousand (28,000) cartons which shall be delivered pursuant to this Agreement.
1.3
Endeavor’s Payment Obligation to Depositor. Endeavor shall pay Depositor the sum of Thirteen Million Dollars ($13,000,000.00) payable in equal monthly installments of One Million Six Hundred Twenty Five Thousand Dollars ($1,625,000.00) beginning October 1, 2024, and continuing until June 1, 2025.
1.4
Distribution Agreement. Except for the satisfaction of the Endeavor’s payment obligations to Company memorialized herein, the Distribution Agreement shall remain in full force and effect, and all other provisions of the Distribution Agreement shall continue to be enforceable by Endeavor pursuant to the terms thereof.

2
RELEASE OF OBLIGATIONS.
2.1
Release. Upon the Company’s full delivery of the Product as provided in this Agreement, (a) the Company shall be deemed to have fully satisfied all obligations under the Commitment Side Letter with respect to the Deposit (including, for the avoidance of doubt any interest, fees, royalty payments, or any other amount payable in respect thereof), (b) the Depositor waives the requirement under the Commitment Side Letter that the Deposit be converted into an unsecured loan to be evidenced by a promissory note, and (c) the Depositor fully and irrevocably releases and discharges the Company from any further obligations under the Commitment Side Letter, whether monetary or otherwise.
2.2
Liquidated Damages for Non-Delivery. In the event the Company fails to fully deliver the twenty-eight thousand (28,000) cartons of the Product by December 31, 2024, as required under this Agreement, the Company shall be liable to Endeavor for liquidated damages in the amount of Twenty Million Dollars ($20,000,000.00), which shall become immediately due and payable to Endeavor without any right of offset, deduction, or counterclaim. The Company agree that this amount constitutes a reasonable estimate of the damages that Endeavor would incur due to non-delivery, given the difficulty in accurately measuring such damages, and is not intended as a penalty. Notwithstanding the foregoing, if the Company has duly sent and tendered delivery of the Product in accordance with the terms of this Agreement and Endeavor is unable to receive such delivery through no fault of the Company, the Company shall not be liable for liquidated damages for non-delivery. In such an event, the Company’s obligation to deliver the Product shall be suspended until Endeavor is able to receive the Product, and any deadlines for such delivery shall be extended accordingly.

The Company acknowledges that the timely delivery of the Product is a material obligation under this Agreement, and the failure to comply with such obligation shall result in immediate recourse to the liquidated damages set forth herein. This remedy shall be in addition to any other rights or remedies Endeavor may have at law or in equity.

2.3
Warrants Unaffected. For the avoidance of doubt, the 3,250,000 warrants previously issued to Depositor by Company shall remain unaffected by this Agreement, and Depositor retains the right to exercise such warrants in accordance with their respective terms.
3
MISCELLANEOUS
3.1
This Agreement and any claims, controversy, dispute, or cause of action (whether in contract or tort or otherwise) based upon, arising out of, or relating to this Agreement and the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to its conflict of laws principles.
3.2
This Agreement and any amendments, waivers, consents, or supplements hereto may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all taken together shall constitute a single contract. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all previous agreements and understandings, oral or written, with respect hereto and thereto. Except as provided in Section 1.1 and 2.1, this Agreement shall become effective when it shall have been executed by the Depositor and when the Depositor shall have received counterparts hereof that together bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic format (e.g., “pdf”, “tif” or any other electronic means that reproduces an image of the actual executed signature page) shall be effective as delivery of a manually executed counterpart of this Agreement.

3.3
The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
3.4
If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify the Agreement so as to affect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

FSF 33433 LLC

By: /s/ Abe Goldberger

Name: Abe Goldberger

Title: Principal

SCILEX HOLDING COMPANY

By: /s/ Jaisim Shah

Name: Jaisim Shah

Title: Chief Executive Officer and President

ENDEAVOR DISTRIBUTION LLC

By: /s/ Abe Goldberger

Name: Abe Goldberger

Title: Principal

Exhibit 99.1

FOR IMMEDIATE RELEASE

September 18, 2024

Scilex Holding Company Announces the Continuing Support from Endeavor Distribution LLC in the Multi-Year Agreement for Scilex’s Commercial Products and the Satisfaction of FSF 33433 LLC $10 Million Loan

PALO ALTO, California. September 18, 2024 /Newswire/ -- Scilex Holding Company (Nasdaq: SCLX, “Scilex” or “Company”), an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain, today announced the continuing support from Endeavor Distribution LLC (“Endeavor”) on Scilex’s commercial products and the satisfaction of the FSF 33433 LLC $10 million loan under the Commitment Side Letter dated June 11, 2024 (the “Commitment Side Letter”).

As previously announced by Scilex, FSF provided Scilex a non-refundable deposit in the aggregate amount of $10 million (the “FSF Deposit”) pursuant to the Commitment Side Letter. On September 17, 2024, FSF, Endeavor and Scilex entered into an agreement, pursuant to which the remaining obligations in respect of the FSF Deposit shall be satisfied in full, and the Commitment Side Letter terminated, by Scilex’s delivery of certain amounts of ZTlido product.

Scilex and Endeavor entered into a multi-year distribution agreement in June 2024, and since then, Scilex has shipped $14 million of commercial products to Endeavor, with another pending order of $10 million to be shipped in the fourth quarter of 2024. With the ongoing support from Endeavor, Scilex’s products will be distributed to a wide range of healthcare services outlets across the United States, including many locations not previously accessible to Scilex. Scilex expects to initially target the utilization of ZTlido® to thousands of pharmacies and extended care outlets nationally, which would be prioritized based upon growing need for non-opioid products.

“I am very excited that this agreement with one of the premier healthcare and distribution services providers in the U.S. will expand access to ZTlido®, ELYXYB®, and GLOPERBA® for thousands of patients suffering from acute and chronic pain. This partnership strengthens the progress we’ve achieved with key customers and point of care facilities over the past few months,” says Scilex’s Chief Executive Officer, Jaisim Shah, “Scilex remains committed to our goal of ensuring broad access to ZTlido® and our other important non-opioid products.”

For more information on Scilex Holding Company, refer to www.scilexholding.com

For more information on Semnur Pharmaceuticals, refer to www.semnurpharma.com

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For more information on Scilex Holding Company Sustainability Report, refer to www.scilexholding.com/investors/sustainability

For more information on ZTlido® including Full Prescribing Information, refer to www.ztlido.com.

For more information on ELYXYB®, including Full Prescribing Information, refer to www.elyxyb.com.

For more information on GLOPERBA®, including Full Prescribing Information, refer to www.gloperba.com.

About Scilex Holding Company

Scilex Holding Company is an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain. Scilex targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and is dedicated to advancing and improving patient outcomes. Scilex’s commercial products include: (i) ZTlido® (lidocaine topical system) 1.8%, a prescription lidocaine topical product approved by the U.S. Food and Drug Administration (the “FDA”) for the relief of neuropathic pain associated with postherpetic neuralgia, which is a form of post-shingles nerve pain; (ii) ELYXYB®, a potential first-line treatment and the only FDA-approved, ready-to-use oral solution for the acute treatment of migraine, with or without aura, in adults; and (iii) GLOPERBA®, the first and only liquid oral version of the anti-gout medicine colchicine indicated for the prophylaxis of painful gout flares in adults.

In addition, Scilex has three product candidates: (i) SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (“SEMDEXATM” or “SP-102”), a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, for which Scilex has completed a Phase 3 study and was granted Fast Track status from the FDA in 2017; (ii) SP-103 (lidocaine topical system) 5.4%, (“SP-103”), a next-generation, triple-strength formulation of ZTlido, for the treatment of chronic neck pain and for which Scilex has recently completed a Phase 2 trial in low back pain. SP-103 has been granted Fast Track status from the FDA in low back pain; and (iii) SP-104 (4.5 mg, low-dose naltrexone hydrochloride delayed-release capsules) (“SP-104”), a novel low-dose delayed-release naltrexone hydrochloride being developed for the treatment of fibromyalgia, for which Phase 1 trials were completed in the second quarter of 2022.

Scilex Holding Company is headquartered in Palo Alto, California.

Forward-Looking Statements

This press release and any statements made for and during any presentation or meeting concerning the matters discussed in this press release contain forward-looking statements related to Scilex and its

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subsidiaries under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Forward‑looking statements include statements regarding Scilex’s target utilization of ZTlido®, Scilex’s long-term objectives and commercialization plans, future opportunities for Scilex, Scilex’s future business strategies and Scilex’s current and prospective product candidates.

Risks and uncertainties that could cause Scilex’s actual results to differ materially and adversely from those expressed in our forward-looking statements, include, but are not limited to: risks associated with the unpredictability of trading markets; general economic, political and business conditions; the risk that the potential product candidates that Scilex develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; risks relating to uncertainty regarding the regulatory pathway for Scilex’s product candidates; the risk that Scilex will be unable to successfully market or gain market acceptance of its product candidates; the risk that Scilex’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Scilex has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; risks that the outcome of the trials and studies for SP-102, SP-103 or SP-104 may not be successful or reflect positive outcomes; risks that the prior results of the clinical and investigator-initiated trials of SP-102 (SEMDEXA™), SP-103 or SP-104 may not be replicated; regulatory and intellectual property risks; and other risks and uncertainties indicated from time to time and other risks described in Scilex’s most recent periodic reports filed with the Securities and Exchange Commission, including Scilex’s Annual Report on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q that the Company has filed or may file, including the risk factors set forth in those filings. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release, and Scilex undertakes no obligation to update any forward-looking statement in this press release except as may be required by law.

Contacts:

Investors and Media
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303
Office: (650) 516-4310

Email: investorrelations@scilexholding.com

Website: www.scilexholding.com

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# # #

SEMDEXA™ (SP-102) is a trademark owned by Semnur Pharmaceuticals, Inc., a wholly-owned subsidiary of Scilex Holding Company. A proprietary name review by the FDA is planned.

ZTlido® is a registered trademark owned by Scilex Pharmaceuticals Inc., a wholly-owned subsidiary of Scilex Holding Company.

GLOPERBA® is the subject of an exclusive, transferable license to Scilex Holding Company to use the registered trademark.

ELYXYB® is a registered trademark owned by Scilex Holding Company.

All other trademarks are the property of their respective owners.

© 2024 Scilex Holding Company All Rights Reserved.

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